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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*



Adcare Health Systems Inc.
-------------------------------------------------------------------------------
(Name of Issuer)


Common Stock
-------------------------------------------------------------------------------
(Title of Class of Securities)


00650W300
----------------------------------------
(CUSIP Number)


Chris Doucet, 2204 Lakeshore Drive, Suite 304,Birmingham, Alabama 35209 205-414-9788
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Januray 14, 2016
-------------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be <filed> for the purpose of Section 18 of the Securities Exchange Act of 1934 (<Act>) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



SEC 1746 (3-06)


      ------------------------------------------------
      CUSIP No. 00650W300
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

      Doucet Capital,LLC, sole owner of Doucet Asset Management, LLC 03-0600886
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)

            HC
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            Delaware, US
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting                 1,611,925
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power      1,611,925
      --------------------------------------------------------------------------


      11   Aggregate Amount Beneficially Owned by Each Reporting Person

            1,611,925
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           8.4%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           HC
      --------------------------------------------------------------------------






      ------------------------------------------------
      CUSIP No.  00650W300
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

      Doucet Asset Management, LLC 03-0600882
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)

            IA
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            Delaware, US
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               1,611,925
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    1,611,925
      --------------------------------------------------------------------------


      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           1,611,925
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           8.4%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IA
      --------------------------------------------------------------------------





      ------------------------------------------------
      CUSIP No.  00650W300
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)


       Christopher L. Doucet, managing member of Doucet Capital, LLC and
          CEO and control person of Doucet Asset Management
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)
            IN
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            US Citizen
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               1,611,925
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    1,611,925
      --------------------------------------------------------------------------

      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           1,611,925
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           8.4%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IN
      --------------------------------------------------------------------------




      ------------------------------------------------
      CUSIP No.  00650W300
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)


      Suzette A. Doucet, CFO and control person of Doucet Asset Management, LLC
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3    SEC Use Only

      --------------------------------------------------------------------------

      4    Source of Funds (See Instructions)

           IN
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6    Citizen or Place of Organization

           US Citizen
      -------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               1,611,925
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    1,611,925
      --------------------------------------------------------------------------

      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           1,611,925
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           8.4%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IN
      --------------------------------------------------------------------------





      Item 1.  Security and Issuer

      The class of equity to which this statement relates is the common stock $0.001 par value (the "Common Stock") of Adcare Health Systems. Inc. (the "Company"), which has its principal executive offices at:


                             1145 Hembree Road
                             Roswell, GA  30076


      Item 2.  Identity and Background

      Doucet Capital LLC, Doucet Asset Management LLC, Christopher L. Doucet, and Suzette A. Doucet are the persons filing this statement. Doucet Capital is a holding company which owns Doucet Asset Management LLC, a SEC registered investment adviser firm that exercises discretionary authority over client investments. Both firms are limited liability companies organized under the laws of the state of Delaware. Christopher
      L. Doucet is the managing member of Doucet Capital LLC and Chief Execu-tive Officer of Doucet Asset Management. Suzette A. Doucet is a member of Doucet Capital and the Chief Financial Officer of Doucet Asset Manage-ment. As such, Mr. and Mrs. Doucet control the activities of Doucet Capital and Doucet Asset Management. Both Mr. and Mrs. Doucet are US citizens. The business address of each of the Reporting Persons is 2204 Lakeshore Drive, Suite 304, Birmingham, Alabama 35209.

      During the last five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3.  Source and Amount of Funds or Other Consideration

      As of January 19, 2016 Doucet Asset Management has acquired 1,611,925 shares of the Common Stock of the Company on the open market for total consideration of $6,397,130.

      The above amount of total consideration includes any commissions incurred in the making of the investments. The source of these funds was the investment capital of the discretionary clients of Doucet Asset Manage-ment, which include Christopher and Suzette Doucet.

      Item 4.  Purpose of Transaction

      All of the shares of Common Stock reported herein were acquired for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Company. The Reporting Persons review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company's securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and policies of the Reporting Persons, the Company s business, financial condition and operating results, general market and industry conditions or other factors.


      Doucet reserves the right from time to time to formulate plans and proposals regarding the Company or any of its securities, and to carry out any of the actions or transactions to protect the interests of its clients. Doucet may in the future acquire additional Common Stock or other securities of the Company in the open market, in privately negotiated purchases or otherwise and may also, depending on the current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions.

      Chris Doucet sent the following letter to the board of directors

	January 19, 2016
	AdCare Health Systems
	Attention Board of Directors
	3050 Peachtree Road NW
	Suite 355
	Atlanta, GA 30305

	Dear Board of Directors:

	According to SEC filings, Doucet Asset Management is the largest holder of ADK stock. In addition to the holdings in common stock held personally and in managed accounts, we also placed millions of dollars in the preferred securities, convertible notes and have purchased many shares on behalf of our broker dealer clients. Sufficed to say, we have a large interest in seeing ADK succeed and are determined to see a positive outcome for all holders of all security holders of the Company.

	Let me begin by congratulating Bill and his management team on completing the strategic plan initiated by the Board and announced by the Company in July, 2014. It has been a difficult journey for investors, but a better Company has emerged from the restructuring. Bill proved to be the right man for the job.

	I was relieved to see Bill and his team clean up two legacy issues and was encouraged to see the Company finally begin buying back some stock on the open market two weeks ago. While I am not typically a fan of stock buybacks, I believe ADK is the poster child of the Company where it makes sense to do so. The Company could easily fetch twice the current stock price in the open market and every 500,000 shares of common stock purchased in the open market adds an additional 10 cents to the stock price of the remaining shareholders price when the Company is sold.

	Since the Board announced their strategic plan to the public in the summer of 2014, the stock is down about 60% from $5.00 per share to around $2 per share today. The transition from an operating Company to a property and lease holding company is done. The Company is in a much better place than it was 18 months ago, and most of the legacy issues of the Company are now memories. Now it is time to maximize stockholder value through a sale of the Company. Perhaps not selling the Company before the transition was done was to protect the operations and made sense. Now that these issues are behind us and we are no longer operators of skilled nursing home properties that excuse is gone and we would like to see the Company sold.

	I would have been happy to express these sentiments to all of the Board members in person at the annual meeting this past December, but only 50% of you were even present at the meeting. Further, as evidenced by the questions and responses from the management January 5th conference call with investors, the amount of discontent among the stockholder base has probably hit an apex as the stock price is trading near multi-year lows. The time has come to adhere to the wishes of the owners of the company, the shareholders, and maximize stockholder value by selling the company. Furthermore, the Board should immediately make it known to shareholders their intent to fulfill the wishes of shareholders in public disclosures.

	Based on our research, there are two ways potential buyers might value
	ADK: A Cap Rate Basis and a multiple of AFFO. Both would translate into a price significantly higher than the stock currently trades today.


	Cap Rate Basis

	On the Omega Healthcare (NYSE: OHI) most recent quarterly conference call, the CEO stated the following:

		Turning to the deal environment. We have seen a handful of large transactions priced in the 7% yield range. While we have a couple of mid-sized pipeline transactions that were priced in the mid 8% yield range, our deal pricing for new transactions is likely to be higher. Smaller skilled nursing facility transactions will likely price in the 9s with mid-sized deals in the high 8s.

	So if we assume the cap rates in the market have weakened since November in
	skilled nursing facilities, we might want to use a 7.5 to 9 cap range instead
	of a 7 to mid 8 range.

	Management has given guidance to the Street suggesting the Company revenue
	is expected to be in the range of between $31-31.8 million and lease expenses
	of $8 million implying net operating income of $23.4 million assuming you use
	the mid-point in revenues of $31.4 million. My assumption is you would have to
	include and additional $500k in lease expenses for the Ohio properties to be
	conservative giving you an adjusted NOI of $22.9 million. Based on cap rates
	ranging from 7.5 to 9.0 and assuming 20 million shares outstanding, we come up
	with the following values after paying off the debt and the preferred
	securities at par:

	Cap Rate	Gross Value	Net Debt	Net		Px Per Share
	7.5		$305.33mm	$163mm		$162.33mm	$7.11
	8.0		$286.25mm	$163mm		$123.25mm	$6.16
	8.5		$269.41mm	$163mm		$100.41mm	$5.32
	9.0		$254.44mm	$163mm		$91.44mm	$4.57



	FFO Multiple

	Based on the past operating history by the Company, I think investors would
	all agree the Company made the right move by outsourcing the management of
	the facilities to good operators and becoming a property and lease holding
	Company. While it is my firm belief we received discounted lease rates
	reflective of our poor past operating history, it was the right thing to
	do. This is just one more reason why I believe the stock is undervalued.

	Management reiterated its guidance of $.25 to $.30 in AFFO post transition.
	It is remarkable the Company will be able to produce this much AFFO given
	the high blended cost of capital of (7.33% based on our estimates which
	is hundreds of basis points over the market) and G&A as a percentage of
	revenue around 15% (versus a market average of around 5%). AFFO would be
	increased by about 33 cents a share just by lowering borrowing costs by
	200 basis points and lowering G&A to the market average of 5% of revenues.
	This would represent an increase of over 100% in AFFO. According
	to Bloomberg, the market currently values for Skilled Nursing Facilities
	at around 15 x AFFO. If the Company were able to lower its cost of capital
	and rid itself of layers of G&A, it could easily trade in the $7s or even
	$8s. However, even if an acquirer does not pay a market premium for the
	Company and does not give ADK any of the benefits from cost savings an
	acquirer would realize in interest costs and lower G&A,the stock would
	still trade around $4.12 (assuming the mid-point in AFFO of $.275).

	Conclusion

	Based on these two valuation methods, investors would expect to see a price of
	between $4.12 on the low side and the $8s on the high side in the ordinary
	course of business. Whatever the case is, it is clear the stock would command
	a much higher value than the market is willing to give it given the inaction on
	the part of management to market the Company to the investing public and talk
	to the market about the Companys value proposition. However, investors can
	realize full value for their holdings if the Company is sold. Therefore, the
	simplest solution for all parties involved would be to put out an announcement
	that you are selling the Company or communicate to the public your intention
	to hire an investment banker to sell the Company. Please do it immediately and
	announce your intention to the public. Investors have lived through this black
	box of information and a cloud of frustration for way too long.  If you
	disagree, please resign and allow investors to replace you with members who
	represent the interests of all shareholders. I will be anxiously awaiting
	your response.



	Sincerely,

	Chris L. Doucet
	CEO, Managing Partner
	Doucet Asset Management, LLC






      Item 5.  Interest in Securities of the Issuer

      (a) As of the close of business on January 19, 2016 Doucet Capital, Doucet Asset Management, Christopher L. Doucet, and Suzette A. Doucet were the beneficial owners of 1,611,925shares of Common Stock, which constitute in the aggregate 8.4% of the outstanding shares of Common Stock of the Company based on 19,151,000 shares of Common Stock Outstanding pursuant to the Form 10-Q for the quarterly period ending September 30, 2015 filed by the Company.

      (b) Doucet Capital, Doucet Asset Management, Christopher L. Doucet, and Suzette A. Doucet have shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock beneficially owned as described in Item 5(a) above. Such power is shared among the Reporting Persons.

      (c) Transactions in the Common Stock by the Reporting Persons affected in the last 60 days are as set forth in the table below. All such trades were made in open market transactions.



      (d) The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by them.

      (e)  Not applicable.


      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

      Item 7.  Material to be Filed as Exhibits

      Exhibit 1. Joint Filing Agreement





SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: Januray 19, 2016

                                       DOUCET CAPITAL, LLC



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member


                                       DOUCET ASSET MANAGEMENT, LLC
                                       By: Doucet Capital, LLC,
                                           its managing member



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member



                                       CHRISTOPHER L. DOUCET



                                       /S/ Christopher L. Doucet
                                       --------------------------
                                       Christopher L. Doucet, individually



                                       SUZETTE A. DOUCET



                                       /S/ Suzette A. Doucet
                                       -----------------------
                                       Suzette A. Doucet, individually

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

          The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



Date: Januray 14, 2016

                                       DOUCET CAPITAL, LLC



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member


                                       DOUCET ASSET MANAGEMENT, LLC
                                       By: Doucet Capital, LLC,
                                           its managing member



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member



                                       CHRISTOPHER L. DOUCET



                                       /S/ Christopher L. Doucet
                                       -------------------------
                                       Christopher L. Doucet



                                       SUZETTE A. DOUCET



                                       /S/ Suzette A. Doucet
                                       ---------------------
                                       Suzette A. Doucet